                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 12b-25

                                               Commission File Number 333-89208
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                           NOTIFICATION OF LATE FILING

(Check One):   [X] Form 10-K    [_] Form 11-K    [_] Form 20-F    [_] Form 10-Q
               [_] Form N-SAR   [_] Form N-CSR

          For Period Ended:  December 31, 2006
                           -----------------------------------------------------

     [_]  Transition Report on Form 10-K

     [_]  Transition Report on Form 20-F

     [_]  Transition Report on Form 11-K

     [_]  Transition Report on Form 10-Q

     [_]  Transition Report on Form N-SAR

          For the Transition Period Ended:______________________________________

     Read attached  instruction  sheet before  preparing  form.  Please print or type.

     Nothing in this form shall be  construed to imply that the  Commission  has verified any information contained herein.

     If the  notification  relates  to a portion of the  filing  checked  above, identify the item(s) to which the notification relates: ________________________

                                     PART I
                             REGISTRANT INFORMATION

2-Track Global, Inc.
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Full name of registrant

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Former name if applicable

ECP Ventures, Inc.
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Address of principal executive office (Street and number)

35 Argo House, Kilburn Park Road, London, UK NW6 5LF
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City, state and zip code

                                    PART II
                             RULE 12b-25(b) AND (c)

     If the subject  report could not be filed  without  unreasonable  effort or expense  and  the  registrant  seeks  relief  pursuant  to Rule  12b-25(b),  the following should be completed. (Check box if appropriate.)

     |    (a)  The reasons  described in  reasonable  detail in Part III of this
     |         form  could  not be  eliminated  without  unreasonable  effort or
     |         expense;
     |
     |    (b)  The subject annual report,  semi-annual report, transition report
     |         on Form 10-K,  20-F,  11-K, Form N-SAR, or Fiorm N-CSR or portion
[X]  |         thereof  will  be filed  on  or  before  the  15th  calendar  day
     |         following the prescribed  due  date;  or  the  subject  quarterly
     |         report or transition report on Form 10-Q, or portion thereof will
     |         be  filed  on  or  before  the  fifth  calendar day following the
     |         prescribed due date; and
     |
     |    (c)  The  accountant's  statement  or other  exhibit  required by Rule
     |         12b-25(c) has been attached if applicable.

                                    PART III
                                   NARRATIVE

     State  below in  reasonable  detail why the Form 10-K,  20-F,  11-K,  10-Q,
N-SAR,  N-CSR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

The auditor  requires  an additional  time to  complete  the Form 10-KSB for the  fiscal  year  ended  December 31, 2006.

                                    PART IV
                               OTHER INFORMATION

(1)  Name  and  telephone  number  of  person  to  contact  in  regard  to  this notification

                  Mike Jung                   (44)         020-7644-0472 (London)
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                       (Name)                     (Area Code) (Telephone Number)

(2)  Have all other periodic  reports  required under Section 13 or 15(d) of the
     Securities Exchange Act of 1934 or Section 30 of the Investment Company Act
     of 1940 during the preceding 12 months or for such shorter  period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                                 [X] Yes  [_] No

(3)  Is it anticipated that any significant change in results of operations from the corresponding  period for the last fiscal year will be reflected by the earnings  statements  to be  included  in the  subject  report  or  portion thereof?
                                                                 [ ] Yes  [x] No

     If so: attach an explanation of the anticipated  change,  both  narratively and  quantitatively,  and, if  appropriate,  state the reasons why a  reasonable estimate of the results cannot be made.

                              2-Track Global, Inc.
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                  (Name of Registrant as Specified in Charter)

Has  caused  this  notification  to be signed on its  behalf by the  undersigned thereunto duly authorized.

Date March 28, 2007              By  s/Mike Jung
    -------------------            ---------------------------------------------
                                   Mike Jung, CEO

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly  authorized  representative.  The name and title of the person signing  the form  shall  be typed or  printed  beneath  the  signature.  If the statement is signed on behalf of the registrant by an authorized  representative
(other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION

     Intentional  misstatements or omissions of fact constitute Federal Criminal
Violations (see 18 U.S.C. 1001).

                              GENERAL INSTRUCTIONS

     1.  This  form  is  required  by  Rule  12b-25  of the  General  Rules  and
Regulations under the Securities Exchange Act of 1934.

     2.  One  signed  original  and  four  conformed  copies  of this  form  and amendments  thereto must be completed and filed with the Securities and Exchange
Commission,  Washington,  DC 20549,  in accordance  with Rule 0-3 of the General
Rules and Regulations under the Act. The information  contained in or filed with the form will be made a matter of public record in the Commission files.

     3. A manually signed copy of the form and amendments thereto shall be filed with each national  securities  exchange on which any class of securities of the registrant is registered.

     4.  Amendments to the  notifications  must also be filed on Form 12b-25 but need not restate information that has been correctly  furnished.  The form shall be clearly identified as an amended notification.

     5.  Electronic  Filers.  This form shall not be used by  electronic  filers unable to timely file a report  solely due to  electronic  difficulties.  Filers unable to submit a report within the time period  prescribed due to difficulties in  electronic  filing  should  comply  with  either  Rule  201 or  Rule  202 of
Regulation  S-T or apply for an adjustment in filing date pursuant to Rule 13(b)
of Regulation S-T.
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